
November 4, 2013

Via E-Mail
Mr. Kamyar Mofid
Chief Executive Officer and Director
Real Goods Solar, Inc.
833 West South Boulder Road
Louisville, CO 80027

> **Re:** **Real Goods Solar, Inc.**
> **Registration Statement on Form S-4**
> **November 1, 2013 Supplemental Response**
> **File No. 333-191065**

Dear Mr. Mofid:

We reviewed the November 1, 2013 supplemental response and have the comment below.

Material U.S. Federal Income Tax Consequences of the Merger, page 3; Material U.S. Federal Income Tax Consequences of the Merger, page 72

1. Since the requirements for qualification as a tax free reorganization include actions to be taken by the parties after the merger's effective time which can cause the merger to fail as a tax free reorganization, provide risk factor disclosure of this fact. Additionally, provide risk factor disclosure of the material U.S. federal income tax consequences for a U.S. holder of Mercury preferred stock if the merger fails as a tax free reorganization. We note the revised disclosure that neither party to the merger has unconditionally committed to refrain from taking actions after the merger's effective time which are inconsistent with qualification of the merger as a tax free reorganization or to take all necessary actions after the merger's effective time which are required of a tax free reorganization.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via E-Mail
  Rikard D. Lundberg, Esq.
  Brownstein Hyatt Farber Schreck, LLP
  410 17th Street, Suite 2200
  Denver, CO 80202